Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Six Months Ended June 30, 2015
Income before loss from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$240,561
Interest expense
Senior notes payable and other debt	214,181
Distributions from unconsolidated entities	14,973
Earnings	$469,715
Interest
Senior notes payable and other debt expense	$214,181
Interest capitalized	910
Fixed charges	$215,091

Ratio of Earnings to Fixed Charges	2.18